7/5/15

VIA EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re: Mcgregor Power Systems, Inc.

Registration Statement on Form S-1

Filed March 13, 2015

File No. 333-202731

Dear Mr. Jay Ingram,

This letter is in response to your comment letter sent to Mcgregor Power Systems on 4/9/15.  The company has revised our Registration Statement (S-1/A) in response to the SEC Staff’s comments concurrently with this letter.  The revised S-1 reflects these revisions and updates and clarifies certain other information.  Our responses to the SEC’s comments are in bold.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Neither the Company, nor anyone authorized to do so on the Company’s behalf has provided any written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and, to the Company’s knowledge, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act (the “JOBS Act”) by any broker or dealer that is participating or will participate in the Company’s offering. If, following the date of this letter, any such materials are provided, published or distributed, the Company will supplementally provide such materials to the Commission.

2. Given the limited amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise your disclosure throughout the registration statement, including the prospectus cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

On 1/2/15, McGregor Manufacturing contributed a Samsung CNC Lathe Model SL-20 to MPS.  Its current market value, after depreciation, is $45,000.  The machine will be used to manufacture parts for the TWF engine.  Further, on 2/1/15, our company hired Larry Pendell, inventor of the TWF, on as a fulltime consultant.  He is currently working on refining the TWF design, and through his supervision we plan on building more prototypes.

We have a fulltime consultant executing part of our business plan, and have machining equipment that will be used specifically to make parts for our prototypes (and eventually to build products for sale).  We obtained the machining equipment, and hired Mr. Pendell well before our registration statement was filed on 3/13/15.  Since our assets consist of equipment and not cash, or cash equivalents, since we have more than merely nominal assets, and since we have more than nominal operations, we should not be defined as a shell company.

3. Please add the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

We added this to our S-1/A

4. Please include the Dilution information required by Item 506 of Regulation S-K. See also Item 6 of the Form S-1 instructions.

We added this to our S-1/A

5. Please include the information required by Item 201 of Regulation S-K. See also Item 11(d) of the Form S-1 instructions.

We added a section titled “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” in our S-1/A that includes the information required by Item 201.

6. Please revise your registration statement to include Part II as required by the Form S-1 instructions and ensure that Part II includes the information required by Items 13 through 17 of the Form S-1 instructions.

We fixed this so that it is in compliance with the Form S-1 instructions.

Calculation of Registration Fee Table

7. Please revise the “Securities to be Registered” in the “Calculation of Registration Fee” table to clearly disclose that you are registering Class B common stock. Also, please revise footnote one to state the provision of Rule 457 of the Securities Act that is being relied upon for the basis of the calculation.

This has been modified in our S-1/A to reflect the registration fee is based on rule 457(o).

Front Cover Page of the Prospectus

8. Please revise the title of securities to clearly state that you are offering Class B common stock and that Class B common stock carries different rights and privileges from Class A common stock, including a lack of voting power. Please refer to Item 501(b)(2) of Regulation S-K. Also, please include the page number where the risk factors section appears in the prospectus. Please refer to Item 501(b)(5) of Regulation S-K.

We added a statement that the Class B shares carry no voting rights, on our front cover.  We also added the page number the risk factors are located on.

9. We note disclosure in your risk factor, “No shares will be issued . . .” on page 6, of your minimum of $100,000 for this offering. Please reconcile this disclosure with the disclosure elsewhere in the filing, which suggests that there is no minimum to the offering.

We removed this risk factor since this offering is a no-minimum, best-efforts offering.

10. Please provide the information required by Item 501(b)(3) of Regulation S-K on the cover page.

We added a statement that should comply with 501(b)(3) in our S-1/A.

Table of Contents

11. Please include page numbers in the next amendment to your registration statement. The page numbers should be consistent with the page numbers listed in your table of contents.

We fixed this in our S-1/A

Prospectus Summary, page 1

The Business of the Company, page 1

Our Company, page 1

12. Please disclose that you do not have an operational website.

There was a technical glitch that we fixed.  The company website is active, and the URL is mcgregorpowersystems.com.

13. We note disclosure that your product is called a Thermal Watt Furnace. We also note disclosure that the Thermal Watt Furnace patent expired, you are in the process of designing a newer version of the Thermal Watt Furnace, and in your first risk factor you state that you have not sold any products and you have not manufactured any products. Please clearly disclose your intended operations versus your current operations. For example, please clearly state the status of the Thermal Watt Furnace and disclose that you have not sold any products to date nor have you manufactured any products. Please also comply with this comment in your Description of Business section on page 15.

We added a statement that should clearly state current, versus intended operations, and a statement concerning the lack of sales and manufacturing.

Patents, Trademarks, Intellectual Property, page 1

14. Please expand upon the specific steps you have taken in developing the newer version of the Thermal Watt Furnace. We note disclosure in the Allocation of Our Affiliates Time section on page 24 that if you raise sufficient funds you will begin designing and manufacturing prototypes. If you have not yet taken any steps to develop the newer version of the Thermal Watt Furnace, please explicitly disclose that here. Please also briefly describe the terms of your consulting agreement with Mr. Pendell here and in the Employment Agreements section on page 25.

We added a description of the agreement with Mr. Pendell in the employment agreement section.

The Offering – Plan of Distribution, page 2

15. Please disclose that shareholders who purchase the Class B common stock in this offering are not entitled to vote on any matters.

We added this exact phrase to our S-1/A under the plan of distribution section.

Risk Factors, page 5

16. Please add a risk factor clarifying the amount and percent of time devoted to the company by Messrs. Brown and Pendell and describe the risks to investors because of conflicts of interest resulting from their outside ventures or employment. Also, we note disclosure of the amount of time Messrs. Brown and Pendell will devote to your business if the offering is successful in the “Allocation of Our Affiliates’ Time” section on page 24. In the “Allocation of Our Affiliates’ Time” section, please also disclose the amount of time Messrs. Brown and Pendell currently devote to your business.

We have rewritten this section to resolve comment 16.

We do not have a majority of independent directors on our Board and the Company has not voluntarily implemented various . . ., page 5

17. We note disclosure here that your Board of Directors is comprised of two individuals, and the Interests of Named Experts and Counsel section on page 37 states that Mr. LaCome is a director of the company. However, disclosure in other sections of the registration statement states that Mr. Brown is your sole director. Please make your disclosure on whether you have one or two directors consistent throughout your registration statement.

This was a typo we fixed in our S-1/A.

Our Intellectual property may not be adequately protected, page 7

Commodity market factors impact our costs and availability of materials, page 8

Our products involve a lengthy sales cycle and we may not anticipate . . ., page 8

18. Please ensure your risk factors reflect the current stage of your development. For instance, you do not appear to have any existing intellectual property or products yet the risk factors suggest that you do. Please revise your risk factor section to remove any implication that you currently have existing intellectual property and products.

We rewrote the “Our intellectual property may not be adequately protected” risk factor to remove any implication that we have current products and/or IP.

We may be unable to fund our future operating requirements. . ., page 9

19. Please state the amount of funding you will need to continue operations for the next 12 months.

We added an additional statement concerning the funding we need for the next 12 months in this risk factor section.

Risks Related to Our Common Stock, page 12

20. Please add a risk factor that discusses there is no market for your common shares, a market may never develop and purchasers of your securities may have difficulty selling their shares.

This has been added to our S-1/A

Use of Proceeds, page 14

21. Please indicate the order of priority of the use of the proceeds from this offering. See Instruction (1) to Item 504 of Regulation S-K.

We added this to our Use of Proceeds section

22. Please briefly describe the lease/land acquisition and machine tool acquisition. See Instruction (2) to Item 504 of Regulation S-K.

We added this to our Use of Proceeds section

Description of Business, page 15

23. Please disclose the number of your total employees and number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Michael M. Brown McGregor Power Systems, Inc. April 9, 2015 Page 5

We added a section concerning current employment in our s-1/a

Prototypes, page 20

24. Please describe the means by which the TWF prototype was tested and expand upon how you determined that the unit “completed all phases of testing”.

We added text in our S-1A that should adequately explain the testing that was conducted.

Government Regulation and Its Effect on Our Business, page 21

25. Please disclose the need for any government approval of the TWF once it is completed. See Item 101(h)(4)(viii) of Regulation S-K.

We added a disclosure regarding this in our s-1/a

Property, page 22

26. Please describe how the property of the company is held pursuant to Item 102 of Regulation S-K.

We added a statement describing how the property is held in our S-1/A

Financial Condition, Changes in Financial Condition and Results of Operations, page 22

Results of Operations, page 22

27. We note your disclosure under this heading, and in the section of liquidity, stating that you plan to bring wells on-line and produce crude oil and natural gas to bring to market and that significant amounts of working capital from the offering or some other source of short term liquidity will be needed to complete the well preparation phase of your business plan and begin producing oil for market. However, similar disclosure does not appear elsewhere in your document as ordinarily would be expected to comply with Regulation S-K. Please remove this language from your filing, or confirm, if true, that your plan of operation includes the acquisition, exploration, development, and production of oil and gas in addition to the manufacture and sale of co-generation systems. In this case, we may have further comments.

This was an error and was removed.

Liquidity, page 23

28. We note your disclosure stating that you do not believe your current capital resources will be sufficient to fund your operating activity and other capital resource demands during the next year. Please expand your disclosure to include the amount of estimated cash you will need to fund your operations for the next twelve months.

We added an estimated cash disclosure in our S-1/A under this section.

Directors, Officers and Control Persons, page 23

29. Please provide disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Brown should serve as a director pursuant to Item 401(e) of Regulation S-K.

Michael M. Brown McGregor Power Systems, Inc. April 9, 2015 Page 6

We added this disclosure in our S-1/A.

Security Ownership of Certain Beneficial Owners and Management, page 24

30. Please provide an address for the beneficial owner. See Item 403(a) of Regulation S-K.

This has been added to our S-1/A

Executive Compensation, page 25

Director Compensation Table, page 25

31. We note that Article III, Section 2 of your Bylaws states that the number of directors which constitutes the whole board shall be two and the number of directors may be decreased to not less than one. We also note that you began operations in 2014. Please revise the table to include both of your directors for the year 2014.

This was an error.  The whole board can consist of one person.  We have included the correct version of our bylaws as an exhibit in our updated S-1/A

OTC Bulletin Board Consideration, page 27

32. Please state that your stock is not quoted on the OTC Bulletin Board. Please also clarify whether you have contacted a market maker for sponsorship on the OTC Bulletin Board without suggesting that there is any guarantee of such sponsorship.

We included this disclosure in our S-1/A

Recent Sales of Unregistered Securities, page 29

33. Please disclose whether the securities issued are Class A or Class B common shares and disclose the aggregate offering price for the securities sold for cash. See Item 701(a) and (c) of Regulation S-K.

We revised this section in our S-1/A to address all of the above comments.

Financial Statements, page 29

Statement of Cash Flows, page 31

34. We note you have reported an amount of $2,889 of capital contributed by a related party in the financing section of your Statement of Cash Flows. Please provide the disclosures required by ASC 850-10-50-1, as applicable, relating to this transaction in the notes to your financial statements.

This has been added to our S-1/A

Interests of Names Experts and Counsel, page 37

35. Please include counsel’s business address. Refer to paragraph 23 of Schedule A under the Securities Act of 1933.

This has been added to our S-1/A

36. We note disclosure that counsel owns 10,000,000 shares of A & B stock. Please disclose whether counsel owns Class A common stock or Class B common stock, or both.

Michael M. Brown McGregor Power Systems, Inc. April 9, 2015 Page 7

This has been corrected in our s-1/a

Undertakings, page 38

37. Please remove the undertakings 4(v), (vi), (vii), 5 and 6 on pages 38 and 39 as they do not apply to this offering. Please add the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

This has been corrected in our s-1/a

Exhibits and Financial Statement Schedules, page 39

38. We note that your charter and bylaws are filed as exhibits 99.1 and 99.2 but your exhibit index lists them as exhibits 3.1 and 3.2, and your subscription agreement is filed as exhibit 99 but is listed as exhibit 6. Please revise to file your charter and bylaws under the exhibit 3.1 and 3.2 subheadings and refile your subscription agreement under the 10 subheading and make your index consistent with such filings. See Item 601(a) of Regulation S-K. We also note your name listed in your certificate of incorporation. Please revise the registration statement to consistently disclose your correct name.

This has all been fixed in our S-1/A

Sincerely,

/s/ Michael M. Brown

Michael M. Brown, CEO, President